Exhibit 99.1

DDC Enterprise Announces Up to $528 Million Raise to Accelerate Bitcoin Treasury Strategy

Landmark Funding Dedicated Exclusively to Bitcoin Acquisition Positions DDC to Become a Global Leader in Bitcoin Holdings

FOR IMMEDIATE RELEASE

NEW YORK — June 17, 2025 — DDC Enterprise Limited (NYSE: DDC) (“DDC” or the “Company”) today announced it has entered into three securities purchase agreements for a total of up to $528 million of gross proceeds to the Company, before placement agent fees and offering expenses. Investors include Anson Funds, Animoca Brands, Kenetic Capital, QCP Capital, and a network of leading institutional funds and individual Bitcoin investors. Substantially all of the capital raise will be dedicated to expanding the Company’s Bitcoin treasury. This transformative financing, among the largest single-purpose Bitcoin raises by any NYSE-listed company, is expected to accelerate DDC’s mission to establish one of the most valuable corporate Bitcoin holdings. The closings of the financings are subject to the satisfaction of customary closing conditions.

Strategic Funding Structure: Institutional Confidence at Scale

●	$26 Million Equity PIPE Investment

The Company has entered into subscription agreements with premier investors including Animoca Brands, Kenetic Capital, QCP Capital, Jack Liu, Matthew Liu (Co-Founder, Origin Protocol), and other leading institutional funds and individual Bitcoin investors. Subject to standard closing conditions, DDC expects to issue up to 2,435,169 Class A Ordinary shares at an average price of $10.30 per share. The shares will be restricted for 180-days.

●	$300 Million Convertible Secured Note and $2 Million Equity Private Placement

With Anson Funds as the investor, an institutional investment firm with offices in the United States and Canada, the convertible secured note accrues no interest and will mature in 24 months. Pursuant to the Facility, the Company will issue a note in the aggregate principal amount of $25 million as its first tranche, with additional capacity of up to $275 million available in subsequent drawdowns upon mutual agreement of the parties. Anson Funds is also purchasing 307,693 Class A Ordinary shares for $2 million in a concurrent private placement.

●	$200 Million Equity Line

The $200 million equity line of credit (“ELOC”), also secured with Anson Funds, is designed to offer DDC maximum flexibility in accessing capital for dedicated BTC stacking. With the ELOC, upon its future commencement following registration, the Company can optimize market timing and can consistently make BTC purchases over time at management discretion.

Substantially all of the gross proceeds from the financings will be deployed to acquire Bitcoin.

Statement from Norma Chu, Founder, Chairwoman & CEO of DDC Enterprise

“Today is a defining moment for DDC Enterprise and our shareholders. This capital commitment of up to $528 million, backed by respected institutions from both traditional finance and the digital asset frontier, represents a strong mandate to execute an ambitious corporate Bitcoin accumulation strategy globally. Our vision is unequivocal: we are building the world’s most valuable Bitcoin treasury.”

Ms. Chu, continued, “This funding is expected to propel DDC into one of the top global corporate Bitcoin holders. This investment by Anson Funds and the group of PIPE investors is a resounding validation of Bitcoin’s important role in future corporate balance sheets. At DDC, we will deploy this capital with institutional discipline and unwavering conviction, cementing our position as the premier bridge between global capital markets and the Bitcoin ecosystem. DDC Enterprise is strongly positioned as the definitive publicly-traded vehicle for concentrated Bitcoin exposure and value creation. My focus will be on growing our BTC treasury and delivering attractive BTC yield consistently for our shareholders.”

Maxim Group LLC acted as the exclusive financial advisor in connection with the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About DDC Enterprise

DDC Enterprise Limited (NYSE: DDC) is spearheading the corporate Bitcoin treasury revolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset, executing an aggressive accumulation strategy. While continuing to grow its portfolio of culinary brands – including DayDayCook, Nona Lim, and Yai’s Thai – DDC is now at the vanguard of public companies integrating Bitcoin into their financial architecture.

Caution Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements.

Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Examples of forward-looking statements include those related to business prospects, accumulation of Bitcoin, and the Company’s goals and future activity under the financing transactions described above, including the statements on the closings of the offerings and the satisfaction of closing conditions and use of proceeds in the offerings. These statements are subject to uncertainties and risks including, but not limited to, the risk factors discussed in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our Forms 20-F, 6-K and other reports, including a Form 6-K which with copies of the definitive documents related to the above transactions, to be filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law.

For Bitcoin Investor Relations:

Yujia Zhai | ddc@orangegroupadvisors.com

Media: pr@daydaycook.com